ALLY AUTO ASSETS LLC

200 Renaissance Center

Detroit, Michigan 48265

ALLY CENTRAL ORIGINATING LEASE TRUST

c/o Ally Central Originating Lease LLC

200 Renaissance Center

Detroit, Michigan 48265

September 2, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Kayla Florio

Re:	Ally Central Originating Lease Trust and Ally Auto Assets LLC (the “Registrants”) Registration Statement on Form S-3 (SEC File Nos. 333-206571 ; 333-206571-01) Filed August 25, 2015

Ladies and Gentlemen:

The Registrants hereby request acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”), to 1:00 p.m., Eastern time on September 4, 2015 or as soon as possible thereafter.

The Registrants hereby acknowledge their responsibilities under the Securities Act of 1933 and the Exchange Act as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

In addition, with respect to the Registration Statement, the Registrants acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosures in the filing.

The Registrants further acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrants also acknowledge that they may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ALLY AUTO ASSETS LLC

By:	/s/ Ryan C. Farris
Name:	Ryan C. Farris
Its:	President

ALLY CENTRAL ORIGINATING LEASE TRUST

By:	ALLY CENTRAL ORIGINATING LEASE LLC, on behalf of Ally Central Originating Lease Trust

By:	/s/ Ryan C. Farris
Name:	Ryan C. Farris
Its:	President